CONTRACT SCHEDULE ADDENDUM


CONTRACT OWNER:       [John Doe]        CONTRACT NUMBER:   [??687456]

JOINT OWNER:          [Jane Doe]        ISSUE DATE:         [1/15/03]

ANNUITANT:            [John Doe]        INCOME DATE:       [04/15/13]


MORTALITY AND EXPENSE RISK CHARGE: During the Accumulation Period, the mortality and expense risk charge is equal on an annual basis to [1.35%] of the average daily net assets of the Variable Account. During the Annuity Period, the mortality and expense risk charge is equal on an annual basis to [1.35%] of the average daily net assets of the Variable Account if you request variable Annuity Payments.

[RIDER TERMINATION DATE: MM/DD/YYYY]

RIDERS TERMINATED:

[PRIME Plus Endorsement]
[Asset Allocation Rider]



SERVICE CENTER:

         [ALLIANZ] SERVICE CENTER
         [PO Box 1122
          Southeastern, PA 19398-1122
          800-624-0197]



S40729-D                             i                           Alterity